----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                   ----------------------------
|F  O  R  M   3|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                       INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0104|
                                                                                                        |Expires: September 30,1998|
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
(Print or Type Respones)                 Section 30(f) of the Investment Company Act 1940               ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Date of Event        |4.Issuer Name and Ticker or Trading Symbol                       |
|                                        |  Requiring Statement  |                                                                 |
|       PACIFIC SOUTHWEST BANK (1)       |  (Month/Day/Year)     |           MONACO FINANCE, INC.                (MONFA)           |
|----------------------------------------|                       |-----------------------------------------------------------------|
|      (Last)             (First)    (MI)|                       |5.Relationship of Reporting Person to  |6.If Amendment, Date of  |
|                                        |      03/04/1998       |  Issuer (Check all Applicable)        |  Original (Mon/Day/Year)|
|                                        |                       |                                       |                         |
|  800 NORTH SHORELINE BLVD.             |-----------------------|   Director           X 10% Owner      |         /  /            |
|  SOUTH TOWER SUITE 200                 |3.IRS or Soc. Sec. No. |---                  ---               |-------------------------|
|----------------------------------------|  of Reporting Person  |                                       |7.Individual or Joint/   |
|      (Street)                          |  (Voluntary)          |   Officer              Other          |  Group Filing           |
|                                        |                       |---(give title below)---(Specify below)|  (Check Applicable Line)|
|                                        |                       |                                       |    Form filed by One    |
|                                        |                       |                                       |--- Reporting Person     |
|                                        |                       |                                       | X  Form filed by More   |
|    CORPUS CHRISTI     TX         78401 |                       |                                       |--- than Reporting Person|
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)  |     TABLE I - Non-Derivative Securities Beneficially Owned                              |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security (Instr. 4)            |2.Amount of Securities       |3.Ownership   |4.Nature of Indirect Beneficial           |
|                                          |  Beneficially Owned         |  Form:       |  Ownership (Instr. 5)                    |
|                                          |  (Instr. 4)                 |  Direct (D)  |                                          |
|                                          |                             |  or Indirect |                                          |
|                                          |                             |  (I)(Instr.5)|                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
| Class A Common Stock                     |  811,152                    |  I           |(2)                                       |
|                                          |                             |              |                                          |
|----------------------------------------------------------------------------------------------------------------------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)
    Potential persons who are to respond to the collection of information conatined in this form are not required    SEC 1473 (7-97)
    to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)          TABLE II - Derivative Securities Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of Derivative     |2.Date Exercisable    |3.Title and Amount of Underlying      |4.Conversion |5.Ownership|6.Nature of    |
|  Security (Instr. 4)     |  and Expiration      |  Derivative Security (Instr. 4)      |  or         |  Form of  |  Indirect     |
|                          |  Date                |                                      |  Exercise   |  Deriv-   |  Beneficial   |
|                          |  (Month/Day/Year)    |                                      |  Price of   |  ative    |  Ownership    |
|                          |----------------------|--------------------------------------|  Derivative |  Security:|  (Instr. 5)   |
|                          |Date       |Expiration|                            |Amount or|  Security   |  Direct   |               |
|                          |Exercisable|Date      |           Title            |Number   |             |  (D) or   |               |
|                          |           |          |                            |of Shares|             |  Indirect |               |
|                          |           |          |                            |         |             |  (I)      |               |
|                          |           |          |                            |         |             |  (Instr.5)|               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|                          |           |          |                            |         |             |           |               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
| 8% Cumulative Convertible|   (3)     |   (3)    | Class A Common Stock       |1,216,728|(3)          |(2)        |(2)            |
| Preferred Stock, Series  |   /  /    |  /  /    |                            |         |             |           |               |
| 1998-1                   |           |          |                            |         |             |           |               |
|----------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:
(1) Designated  Filer.  See  attached  Supplement  A  for  group  beneficial  owners.
(2) The  shares  are  owned  directly  by  First CF Corp., which is a wholly owned subsidiary of Pacific Southwest Bank, which is a wholly  owned  subsidiary  of  Pacific  Financial  Group,  Inc.
(3) See  attached  Supplement  B.
*   See  attached  Signature  Page for remainder of group beneficial owners.

**Intentional misstatements or omissions of facts constitute Federal     /s/ Gerald Hartman*, Chief Executive Officer  03/31/1998
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        --------------------------------------------  ----------
                                                                             **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   PAGE: 2
                                                                                                                     SEC 1473 (7-97)

                             SUPPLEMENT A TO FORM 3

Form  3  Statement,  March  1998

Name  of  Reporting  Person                Name  of  Issuer
---------------------------                ----------------
Pacific  Southwest  Bank                   Monaco  Finance,  Inc.;  MONFA


Pacific  Southwest  Bank
800  North  Shoreline Blvd.
Suite  200  South Tower
Corpus  Christi, Texas  78401
Tax  ID  No.:  74-2520389

Pacific Financial Group, Inc.
c/o The Corporation Trust Company
Corporation  Trust  Center
1209  Orange  Street
Wilmington,  Delaware  19801
Tax  ID  No.:  51-0350769

First  CF  Corp.
4144  North Central Expressway, Suite 106
Dallas,  Texas  75204
Tax  ID  No.:  75-2672933

                            SUPPLEMENT B TO FORM 3

Form  3  Statement,  March  1998

Name of Reporting Person          Name of Issuer
------------------------          --------------
Pacific Southwest Bank            Monaco Finance, Inc.; MONFA


     Pacific USA Holdings Corp. ("Pacific"), Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric"), Consumer Finance Holdings, Inc. ("Consumer"), Pacific Financial Group, Inc. ("Pacific Financial"), Pacific Southwest Bank ("PSB"), and First CF Corp. ("First CF") are referred to below in this supplement B to Form 3 Pacific, Consumer, Pacific Financial, PSB, and First CF are directly or indirectly wholly owned by Pacific Electric.

     Pursuant to the terms of an Amended and Restated Asset Purchase Agreement, dated January 8, 1998, by and among Monaco, Pacific, PSB, NAFCO Holding Company LLC, a Delaware limited liability company and wholly owned subsidiary of Pacific ("NAFCO"), and Advantage Funding Group, Inc., a Delaware corporation and partially owned subsidiary of Pacific (the "Purchase Agreement"), Pacific sold to Monaco sub-prime automobile loans having an unpaid principal balance of $81,115,232.89, consisting of the following loans: (1) Loans with a $59,211,732.89 principal balance owned by NAFCO and (2) Loans with a $21,903,500.00 principal balance owned by Advantage. In exchange for the loans, Monaco paid $77,870,623.60, of which $73,003,709.60 was paid in cash. Monaco paid the remaining $4,866,914 by issuing to Pacific 2,433,457 shares of Monaco's 8% Cumulative Convertible Preferred Stock, Series 1998-1 valued at $2.00 per share. Each share of Preferred Stock is convertible at any time into one-half share of Class A Common Stock, or an aggregate of up to 1,216,728 shares of
Class A Common Stock. Such shares of Preferred Stock will be held by PSB's wholly owned subsidiary, First CF.

     Also, pursuant to the terms of the Purchase Agreement, PSB entered in to a Loan Loss Reimbursement Agreement whereby PSB agreed to reimburse Monaco for up to 15% of certain losses incurred by Monaco in connection with the loans acquired from NAFCO and Advantage. In consideration therefor, Monaco paid PSB an amount equal to 2% of the principal amount of the acquired loans in the form of 811,152 shares of Class A Common Stock, valued at $2.00 per share. Such shares of Class A Common Stock will be held by PSB's wholly owned subsidiary, First CF.

     Also, pursuant to the terms of the Purchase Agreement, Monaco may be obligated to make additional payments to NAFCO based on the performance of certain other assets acquired from NAFCO and the results of operations, if any, with loan originators previously associated with NAFCO. If there are any pre-tax earnings associated with these assets and/or operations for calendar years 1998 and 1999, Monaco is obligated to pay NAFCO amounts equal to two and one-half (2-1/2) times such pre-tax earnings in the form of shares of Monaco's Class A Common Stock valued at the average daily closing price of such stock on the Nasdaq Stock Market for the last ten days of such calendar year. The number of shares of Class A Common Stock which Monaco may be required to issue to NAFCO pursuant to these agreements cannot be determined at present.

                         FORM 3 ADDITIONAL SIGNATURES

Form  3  Statement,  March  1998

Name of Reporting Person            Name  of  Issuer
------------------------            ----------------
Pacific Southwest Bank              Monaco  Finance,  Inc.;  MONFA

Dated:    March 31, 1997

PACIFIC  FINANCIAL  GROUP,  INC.

By:    /s/ Sun Tao-Tsun
   --------------------
     Sun  Tao-Tsun
     Chief  Executive  Officer


FIRST  CF  CORP.

By:    /s/ Bobby Hashaway
   ------------------------
     Bobby Hashaway
     Chief Executive Officer